UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Globe Bancorp, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 per Share
(Title of Class of Securities)

379391 10 5
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 379391 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). Globe Bancorp, Inc. Employee Stock Ownership Plan Trust, 72-1498296
2.	Check the Appropriate Box if a member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Louisiana
5.	Number of Shares Beneficially Owned by Each Reporting Person With Sole Voting Power 19,467
6.	Number of Shares Beneficially Owned by Each Reporting Person With Shared Voting Power 4,867
7.	Number of Shares Beneficially Owned by Each Reporting Person With Sole Dispositive Power 19,467
8.	Number of Shares Beneficially Owned by Each Reporting Person With Shared Dispositive Power 4,867
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,334
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.9%
12.	Type of Reporting Person EP

Item 1(a). Name of Issuer
Globe Bancorp, Inc.

Item 1(b). Address of Issuer's
4051 Veterans Blvd., Suite 100
Metairie, LA 70002

Item 2(a). Name of Person Filing
Globe Bancorp, Inc. Employee Stock Ownership Plan Trust

Item 2(b). Address of Principal Business Office or, if None, Residence

Globe Bancorp, Inc.
4051 Veterans Blvd., Suite 100
Metairie, LA 70002

Item 2(c). Citizenship
Louisiana

CUSIP NUMBER 379391 10 5

Item 2(d). Title of Class of Securities
Common Stock, par value $.01 per share

Item 2(e). CUSIP Number
379391 10 5

Item 3. If this statement is filed pursuant to Rules 240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

(f) An employee benefit plan or endowment fund in accordance with Rules 240.13d-1(b) (1) (ii) (F);

Item 4. Ownership

  Amount beneficially owned: 24,334
  Percent of class: 8.9%
  Number of shares as to which the person has:
    Sole power to vote or to direct the vote 19,467
    Shared power to vote or to direct the vote 4,867
    Sole power to dispose or to direct the disposition of 19,467
    Shared power to dispose or to direct the disposition of 4,867

The Globe Bancorp, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Globe Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees and will generally vote unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP Trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will generally be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2003, 4,866.80 shares have been or were committed to be allocated to participants' accounts and 19,467.20 shares were unallocated.

Item 5. Ownership of Five Percent or Less of a Class
This item is not applicable because the reporting entity owns more than 5% of the class.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Participants in the ESOP are entitled to receive the proceeds from the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
This item is not applicable.

Item 8. Identification and Classification of Members of the Group
This item is not applicable because the reporting entity is not a member of a group.

CUSIP NUMBER 379391 10 5

Item 9. Notice of Dissolution of Group
This item is not applicable because the reporting entity is not a member of a group.

Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBE BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST
February 13, 2004	By:/s/ Thomas J. Exnicios Thomas J. Exnicios, Trustee